

Mail Stop 7010

June 30, 2008

via U.S. mail and facsimile

Mr. Ajay Sabherwal
Chief Financial Officer
Aventine Renewable Energy Holdings, Inc.
120 North Parkway
Pekin, IL 61554

> **RE:** **Aventine Renewable Energy Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 5, 2008**
> **Schedule 14A**
> **Filed April 4, 2008**
> **Form 10-Q for the Quarterly Period Ended March 31, 2008**
> **Filed May 12, 2008**
> **File No. 001-32922**

Dear Mr. Sabherwal:

We have completed our review of these filings and have no further comments at this time.

If you have any further questions regarding our review of legal or disclosure matters in your filings, please direct them to Dorine Miller, Financial Analyst, at (202) 551-3711 or, in her absence, to Brigitte Lippmann, Staff Attorney, at (202) 551-3713. Please contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to the undersigned at (202) 551-3355 if you have questions regarding our review of the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief